Exhibit 23.1

Consent of Independent Auditors

The Board of Managers and Member of
REV Holdings LLC:

We consent to the incorporation by reference in this REV Holdings LLC registration statement (No. 333-109811) on Amendment No. 3 to Form S-4 of our report dated March 12, 2003, relating to the consolidated balance sheets of REV Holdings LLC and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, member's deficiency and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, which report appears in the December 31, 2002 Annual Report on Form 10-K of REV Holdings LLC, and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

KPMG LLP
New York, New York
December 18, 2003